Exhibit 99.2

EXECUTION VERSION

THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT

THIS THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT, dated as of June 10, 2014 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Credit Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Credit Agreement referred to below (collectively, the “Lenders”), (iv) BANK OF AMERICA, N.A., in its capacity as administrative agent (the “Administrative Agent”), (v) BANK OF AMERICA, N.A. (acting through its Canada branch), as Canadian agent (the “Canadian Agent” and, together with the Administrative Agent, the “Agents”), and (vi) BANK OF AMERICA, N.A. and WELLS FARGO BANK, NATIONAL ASSOCIATION, as co-collateral agents (the “Co-Collateral Agents”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Credit Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders, the Agents, and the Co-Collateral Agents are party to that certain Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 8, 2011 (as amended by that certain First Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of August 22, 2013, by that Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of May 12, 2014 and as may be further amended, amended and restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), pursuant to which the Lenders have extended credit to the Borrowers on the terms and subject to the conditions set forth therein;

WHEREAS, the Borrowers have requested, among other things, that the Lenders and the Agents amend certain provisions of the Credit Agreement subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agents have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Credit Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to the Credit Agreement.

(a) Amendment to Section 1.1. The following definitions are added to Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

“Actual Cash Receipts – the actual amount of all cash proceeds received by the Loan Parties during the relevant period as determined in a manner consistent with the Approved Budget.”

“Actual Disbursement Amount – the actual amount of all disbursements (other than for the line items for “Interest and Fees”, “Related Party Expenses”, “Amendment Fees”, “Montrovest Fee on the $5MM LC”, “Capital Lease Repayments”, and “IQ Principal Payments”) made by the Loan Parties during the relevant period of determination.”

“Approved Budget – the thirteen (13) week cash flow budget prepared by the Borrowers and compiled by Richter Advisory Services Inc. (or another financial and restructuring consultant reasonably satisfactory to the Agents) and furnished to the Agents and the Lenders on or prior to the Third Amendment Effective Date and which is approved by, and in form and substance satisfactory to, the Agents in their sole discretion, as the same may be updated, modified or supplemented from time to time as provided in Section 10.1.23 (it being acknowledged that the form of the thirteen (13) week cash flow budget delivered by the Borrowers to the Agents on June 5, 2014 is satisfactory, it being further agreed that no additional line items (other than with respect to special sales as contemplated in Section 10.2.26) shall be included in any future budget without the prior written consent of the Agents.”

“Approved Budget Variance Report – a weekly report provided by the Borrowers to the Agents (a) showing by line item Actual Cash Receipts, Actual Disbursement Amounts and total available Canadian Borrowing Capacity, US Borrowing Capacity and Term Loan Borrowing Capacity for the last day of the Prior Week and for the other three weeks of the Cumulative Four Week Period, noting therein all variances, on a line-item basis, from amounts set forth for such period in the Approved Budget, and shall include explanations for all material variances, and (b) certified by a Senior Officer of the Borrowers. Notwithstanding the foregoing, the first Approved Budget Variance Report shall cover the weeks ending June 7, 2014 and June 14, 2014 and shall be furnished on June 20, 2014.”

“Budgeted Cash Receipts – the line items contained in the Approved Budget under the heading “Total Cash Receipts” during the relevant period of determination as set forth in the Approved Budget.”

“Budgeted Disbursement Amount – all disbursement line items contained in the Approved Budget other than line items for “Interest and Fees”, “Related Party Expenses”, “Amendment Fees”, “Montrovest Fee on the $5MM LC”, “Capital Lease Repayments”, and “IQ Principal Payments” during the relevant period of determination as set forth in the Approved Budget.”

“Cumulative Four Week Period – the four-week period up to and through the Saturday of the most recent week then ended, provided that until the expiration of the four-week period after the Third Amendment Effective Date, “Cumulative Four Week Period” shall mean, (i) initially, the two-week period ending June 14, 2014, (ii) thereafter, the three-week period ending June 21, 2014, and (iii) thereafter, the four-week period ending June 28, 2014.”

“Eligible Letter of Credit – the Montrovest LC to the extent a Montrovest LC Event has not occurred.”

“LC Event of Default – means (a) the liquidation of a substantial portion of the Collateral has occurred, (b) any action by any Loan Party or any of their respective officers, directors, employees, affiliates, parent companies, agents or representatives has impeded the exercise of remedies of the Agents after an Event of Default or has impaired the value of the Collateral, (c) any information contained in any Borrowing Base Certificate was untrue or incorrect in any material respect when made, (d) any Loan Party has failed to comply with Section 7.2 (“Deposit Accounts; Cash Collateral; Credit Card Agreements”) hereof, (e) an Event of Default (and for the avoidance of doubt, other than pursuant to Section 7.2, Section 11.1(b)(i) (solely as it relates to a Borrowing Base Certificate), or Section 11.1(j) hereof) continues to exist four (4) months after its initial occurrence; (f) an Event of Default pursuant to Section 11.1(j) hereof has occurred; (g) a proceeding or case under the Bankruptcy Code or any Canadian Debtor Relief Law has been commenced by or against any Loan Party, (h) a Montrovest LC Event has occurred or (i) the Montrovest LC Issuer fails to maintain a credit rating of at least “A-” by S&P or “A3” by Moody’s.”

“Montrovest LC – the irrevocable standby letter of credit (No. WALI-A06158-1MON), provided by, and duly executed and delivered by, the Montrovest LC Issuer in the amount of $5,000,000, for the benefit of the Agents (subject to the Intercreditor Agreement), dated as of June 6, 2014, in form and substance and on terms satisfactory to the Agents (including, without limitation, a provision permitting the Agents to draw such Montrovest LC on the occurrence of an LC Event of Default), as may be amended, restated, supplemented or otherwise modified with the consent of the Agents and the Term Loan Agent, including, but not limited to, pursuant to Section 10.1.26.”

“Montrovest LC Effective Advance Rate – (a) from the Third Amendment Effective Date through and including July 31, 2014, 100%, (b) so long as the Second Contribution shall not have occurred, on the first calendar day of each calendar month following July 31, 2014, the Effective Advance Rate shall be deemed reduced by five percentage points from the Montrovest LC Effective Advance Rate in effect during the prior calendar month and (c) commencing upon the closing and consummation of the Second Contribution, the Montrovest LC Effective Advance Rate shall be 100%.”

“Montrovest LC Event – at any time: (a) the Montrovest LC is disaffirmed, disclaimed, repudiated, rejected, cancelled or otherwise terminated, in whole or in part, or the validity of, the Montrovest LC is challenged; (b) the Montrovest LC fails or ceases to be in full force and effect; (c) the Montrovest LC fails to remain legal, valid, binding and enforceable in accordance with its terms; (d) the failure of the Montrovest LC Issuer to renew the Montrovest LC at least sixty (60) days prior to its expiry; (e) the Montrovest LC fails to remain irrevocable; (f) the Montrovest LC is amended or modified without the consent of the Agents; or (g) the imposition of any Lien on the Montrovest LC.”

“Montrovest LC Issuer – UBS AG, Stamford Branch.”

“Prior Week – as of any date of determination, the immediately preceding week ended on a Saturday and commencing on the prior Sunday.”

“Recapitalization Transaction – a permanent financing or equity infusion and/or restructuring, in each case acceptable to the Agents.”

“Required Milestones – as defined in the Third Amendment.”

“Schedule III Reserve – as defined in the Third Amendment.”

“Second Contribution – third party financial support of at least $5,000,000 (in addition to the Montrovest LC), acceptable to the Agents and the Lenders.”

“Third Amendment – the Third Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 10, 2014 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto, the Agents and the Co-Collateral Agents.”

“Third Amendment Effective Date – June 10, 2014.”

(b) Amendment to Section 1.1. The definition of “Applicable Margin” in Section 1.1 of the Credit Agreement is hereby amended by inserting the following language immediately at the end of such definition: “Notwithstanding anything to the contrary herein, the daily average level of Aggregate Revolver Excess Availability from the Third Amendment Effective Date through the closing and consummation of the Recapitalization Transaction shall be calculated after giving effect to and deducting in the calculation thereof the amount of $10,000,000 required to be maintained pursuant to Section 10.1.24 (“Availability”), and without regard to the proviso in such Section.”

(c) Amendment to Section 1.1. The definition of “Availability Block” in Section 1.1 of the Credit Agreement is hereby amended by inserting “, Schedule III Reserve” immediately after “the Term Loan Discretionary Reserve” in the parenthetical in clause (i) of such definition.

(d) Amendment to Section 1.1. The definition of “Availability Reserves” in Section 1.1 of the Credit Agreement is hereby amended by (i) inserting “, the Schedule III Reserve” immediately after “the Term Loan Discretionary Reserve” in clause (l) of such definition and (ii) inserting “, the Schedule III Reserve (in accordance with the terms of such Schedule III Reserve)” immediately after “the Loan to Value Reserve” in the last sentence of such definition.

(e) Amendment to Section 1.1. The definition of “Canadian Borrowing Capacity” in Section 1.1 of the Credit Agreement is hereby amended by (i) inserting the following clause: “;

plus (iv) without duplication in the calculation of the Canadian Borrowing Capacity, the US Borrowing Capacity or the Term Loan Borrowing Capacity, the Montrovest LC Effective Advance Rate multiplied by the then stated amount of the Montrovest LC;” immediately at the end of clause (iii) of such definition, (ii) renumbering the remaining clauses of such definition in the proper numerical order and (iii) inserting “, the Schedule III Reserve” immediately after “the Loan to Value Reserve” in clause (iv) of such definition.

(f) Amendment to Section 1.1. The definition of “Montrovest Debt Documents” is hereby amended by adding the following language at the end of such definition: “For clarity, all obligations of the Borrowers to Montrovest B.V. as a result of the issuance of, or drawing under, the Montrovest LC shall be deemed to constitute Montrovest Debt Documents, subject to the Montrovest Subordination Agreement with the exception of the fee of $125,000 payable by the Borrowers in connection with the execution and delivery of the Montrovest LC. The Borrowers shall cause Montrovest B.V. to provide the Agents satisfactory evidence that the issuance fees payable to the Montrovest LC Issuer are at least equal to $125,000.”

(g) Amendment to Section 1.1. The definition of “Term Loan Borrowing Capacity” in Section 1.1 of the Credit Agreement is hereby amended by (i) inserting the following clause: “plus (iv) without duplication of any component of Aggregate Revolver Borrowing Capacity, the Montrovest LC Effective Advance Rate multiplied by the then stated amount of the Montrovest LC;” immediately after “the Eligible Major Credit Card Receivables;” in clause (a)(iii) of such definition, (ii) deleting the “and” at the end of clause (b)(iv) of such definition and (iii) inserting “, and (vi) the Schedule III Reserve” immediately after “the Term Loan Supplemental Reserve” in clause (v) of such definition.

(h) Amendment to Section 1.1. The definition of “Term Loan Discretionary Reserve” is hereby amended by inserting “the Schedule III Reserve,” immediately after “the Seasonal Availability Block,” Term Loan Discretionary Reserve” in the parenthetical in the first sentence of such definition.

(i) Amendment to Section 1.1. The definition of “US Borrowing Capacity” in Section 1.1 of the Credit Agreement is hereby amended by inserting “, the Schedule III Reserve” immediately after “the Term Loan Supplemental Reserve” in the parenthetical in clause (iv) of such definition.

(j) Amendment to Section 10.1. Section 10.1 of the Credit Agreement is hereby amended by adding the following new Sections in the proper numerical order:

“10.1.23 Budget Compliance.

(a) The initial Approved Budget shall depict, on a weekly basis, cash revenues, receipts, expenses and disbursements and other information for the first ten (10) week period from the Third Amendment Effective Date and such initial Approved Budget shall be approved by, and be in form and substance satisfactory to, the Agents in their sole discretion. Until a Recapitalization Transaction has been consummated, the Approved Budget shall be updated, modified or supplemented (with the consent and/or at the request of the Agents) from time to time, but in any event not less than on a weekly basis (with the delivery to the Agents on or before the Friday of each week), and each such updated, modified or supplemented budget shall be approved by, and be in form and substance satisfactory to the Agents in their sole discretion, shall only add projections for the last week of the then thirteen (13) week period and shall not modify any prior periods, and no such updated, modified or supplemented budget shall be effective until so approved and once so approved shall be deemed an Approved Budget; provided that the next updated budget to be delivered on June 20, 2014 shall add five weeks of projections after the end of the last week of the initial Approved Budget (it being understood that the initial Approved Budget contains projections for only ten (10) weeks and the addition of the five additional weeks to the budget to be delivered on June 20, 2014 will result in a full thirteen (13) week cash flow). Each Approved Budget delivered to the Agents shall be accompanied by such supporting documentation as reasonably requested by the Agents.

(b) Until a Recapitalization Transaction has been consummated, the Borrowers shall deliver to the Agents on or before 12:00 p.m. (Eastern time) on Friday of each week a Compliance Certificate, and such Compliance Certificate shall be in substance satisfactory to the Agents, executed by a Senior Officer of the Borrowers certifying that (i) the Loan Parties are in compliance with the covenants contained herein and in the Third Amendment and (ii) no Default or Event of Default has occurred or, if such a Default or Event of Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto. Together with such Compliance Certificate, the Borrowers shall deliver an Approved Budget Variance Report, each of which shall be prepared by the Borrowers as of the last day of the Prior Week or the Cumulative Four Week Period, as applicable, and shall be in form and substance satisfactory to the Agents. Notwithstanding the foregoing, the first Compliance Certificate and Approved Budget Variance Report shall cover the weeks ending June 7, 2014 and June 14, 2014 and shall be furnished on June 20, 2014.

10.1.24 Availability. The Borrowers shall maintain Revolver Excess Availability of no less than $10,000,000 at all times; provided that no Event of Default shall be deemed to have arisen if the Revolver Excess Availability is less than $10,000,000 if (a) all Required Milestones are and continue to be satisfied as and when due, (b) the Borrowers notify the Agents in writing in advance of the reason for the reduction in such Revolver Excess Availability, (c) Revolver Excess Availability is at no time less than $7,500,000, and (d) Revolver Excess Availability is at least $10,000,000 no later than seven (7) days after the date that it was not maintained at $10,000,000.

10.1.25 Financial and Restructuring Consultant Retention. The Borrowers shall retain Richter Advisory Services Inc. (or another financial and restructuring consultant reasonably satisfactory to the Agents) to provide services on terms and scope of engagement reasonably satisfactory to the Agents.

10.1.26 Replacement Montrovest LC. The Borrowers shall, within five (5) Business Days from the Third Amendment Effective Date, deliver to the Agents an amended Montrovest LC in form and substance and on terms satisfactory to the Agents and the Term Loan Agent.”

(k) Amendment to Section 10.2.6(d). Section 10.2.6(d) of the Credit Agreement is hereby amended by (i) replacing the reference to “$250,000” in such Section with “$400,000” and (ii) replacing the reference to “20,833.33” in such Section with “$33,333.33”.

(l) Amendment to Section 10.2.6(e). Section 10.2.6(e) of the Credit Agreement is hereby amended by replacing the reference to “$300,000” in clause (i) of such Section with “$260,000”.

(m) Amendment to Section 10.2.12(b). Section 10.2.12(b) of the Credit Agreement is hereby amended by inserting “, the Schedule III Reserve” immediately after “the Loan to Value Reserve” in the parenthetical in clause (i)(B)(y) of such Section.

(n) Amendment to Section 10.2.12(f). Section 10.2.12(f) of the Credit Agreement is hereby amended by adding the following proviso at the end of the first sentence thereof “provided that from the Third Amendment Effective Date until the Recapitalization Transaction is closed and consummated, no Loan Party shall be permitted to make cash payments of interest in respect of the Montrovest Debt; provided further however that such payments of interest shall be deferred and may be paid following the closing and consummation of the Recapitalization Transaction.”

(o) Amendment to Section 10.2.13(b). Section 10.2.13(b) of the Credit Agreement is hereby amended by (i) deleting the “and” and replacing it with “,” at the end of clause (ii) of such Section and (ii) inserting the following new clauses immediately at the end of clause (iii) of such Section “, and (iv) as long as no Event of Default exists or would arise therefrom, sales of assets which are approved by the Agents and Required Lenders in their sole discretion.”

(p) Amendment to Section 10.2. Section 10.2 of the Credit Agreement is hereby amended by adding the following new Section in the proper numerical order:

“10.2.26. Budget Compliance. Until a Recapitalization Transaction has been consummated, no Loan Party shall allow (a) until the Second Contribution is made, (i) Actual Cash Receipts for any Cumulative Four Week Period to be less than 90% of the Budgeted Cash Receipts for any such Cumulative Four Week Period and (ii) Actual Disbursement Amounts for any Cumulative Four Week Period to exceed 110% of the Budgeted Disbursement Amounts for any such Cumulative Four Week Period and (b) after the Second Contribution is made, (i) Actual Cash Receipts for any Cumulative Four Week Period to be less than 87.5% of the Budgeted Cash Receipts for any such Cumulative Four Week Period and (ii) Actual Disbursement Amounts for any Cumulative Four Week Period to exceed 112.5% of the Budgeted Disbursement Amounts for any such Cumulative Four Week Period. The parties acknowledge that the Borrowers may consummate special sales for consideration of at least $100,000 for which the cash proceeds for such sales are received in one reporting period but the disbursement to satisfy the payable relating thereto is not made until a subsequent period. With respect to such special sales, an amount equal to the cash proceeds for such special sale less the related payable for the goods which are the subject of the special sale shall be included in the period in which the full purchase price for such sale is received (it being understood that the receipt of a deposit in connection with such special sale shall not be included as a cash receipt until the goods relating thereto are received by the purchaser and the full purchase price paid), to the end that the related payable shall be deemed a disbursement for the same period in which the cash receipts are received, whether or not such disbursement is in fact made during such period. Thereafter, when the disbursement for such payable is actually made, such payment shall not be deemed a disbursement in the period when actually made.”

(q) Amendment to Section 11.1. Section 11.1 of the Credit Agreement is hereby amended by (i) deleting the “.” at the end of clause (r) of such Section, (ii) inserting “; or” at the end of clause (r) of such Section, and (iii) inserting the following new clause (s) immediately after clause (r) of such Section:

“(s) A Montrovest LC Event occurs, unless within ten (10) Business Days after receipt of written notice from the Agents, a replacement Montrovest LC is issued by an issuing bank satisfactory to the Agents and on the same terms (other than, to the extent applicable, the extension of the expiry date) as the Montrovest LC issued on the Third Amendment Effective Date.”

(r) Amendment to Section 11.2. Section 11.2 of the Credit Agreement is hereby amended by inserting the following language as a new proviso at the end of such Section:

“; provided however that the Required Lenders shall not direct either Agent to take any action contrary to Section 4.9 of the Intercreditor Agreement.”

(s) Amendments Relating to Montrovest LC.

(i) Notwithstanding anything to the contrary contained in the Credit Agreement, the Loan Parties, the Agents and the Lenders agree that so long as the Montrovest LC is outstanding:

(1) the definition of “Other Agreements” in the Credit Agreement shall include the Montrovest LC; provided that notwithstanding anything to the contrary contained in any Loan Document, including, without limitation, Section 11.5.2 of the Credit Agreement, modifications, amendments, supplements or other changes to the Montrovest LC shall not require the consent or execution of any Loan Party;

(2) Section 5.4 of the Credit Agreement shall include “the Montrovest LC” immediately after the word “Collateral” in the second sentence of such Section;

(3) Section 5.5.3 of the Credit Agreement shall include “the Montrovest LC” immediately after the word “Collateral” in the first sentence of such Section;

(4) Section 7.7.5 of the Credit Agreement (A) shall include “or payment under the Montrovest LC” immediately after the words “such Borrower hereunder,” in the first sentence of such Section and (B) shall include “the Montrovest LC or” immediately after the words “any right to participate in” in the first sentence of such Section;

(5) Section 8.1 of the Credit Agreement (A) shall not include the “and” immediately before clause (c) of the penultimate sentence of such Section and (B) shall include “and (d) to address the Montrovest LC and any changes to the Montrovest LC Effective Advance Rate” immediately following clause (c) of such Section;

(6) Section 12.1.1(a) and (b) of the Credit Agreement shall include “the Montrovest LC,” immediately after the words “Loan Documents” in clause (d) of each such Section; and

(7) Section 14.1.1(e)(iii) of the Credit Agreement shall be amended to include “the Montrovest LC, other than as provided by the terms of the Third Amendment” immediately after the parenthetical in such Section.

(t) Amendment to Exhibit D. Exhibit D to the Credit Agreement is hereby replaced in its entirety by Exhibit D attached hereto.

(u) Amendment to Schedule 14.3.1. Schedule 14.3.1 to the Credit Agreement is hereby amended by deleting the notice address for the Canadian Agent and replacing it with the following: “181 Bay Street, 4th Floor, Toronto, Ontario, Canada M5J 2V8”.

§2. Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agents and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Credit Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b) Each of this Amendment, the other Amendment Documents, the Credit Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefore may be brought.

(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan Parties of this Amendment, the other Amendment Documents, the Credit Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 9 of the Credit Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Credit Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are correct, in all material respects, as of the date hereof.

(e) Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Credit Agreement, a breach of which shall constitute an Event of Default.

§3. Availability and Other Covenants.

(a) The Agents agree that unless and until an Event of Default occurs or the Borrowers fail to meet a Required Milestone, or the Agents are directed by the Term Loan Agent to impose reserves upon the occurrence of an Event of Default under the Term Loan Agreement in accordance with the terms of the Intercreditor Agreement, from the Third Amendment Effective Date until July 31, 2014, other than those Availability Reserves in effect on the Third Amendment Effective Date, no additional Availability Reserves shall be included in the calculation of the Canadian Borrowing Capacity, the US Borrowing Capacity or the Term Loan Borrowing Capacity (other than the Loan to Value Reserve, Schedule III Reserve or Term Loan Supplemental Reserve). Notwithstanding anything in this Amendment or any other Loan Document to the contrary, nothing shall prohibit the Agents from adjusting the amount of any Availability Reserves (i) consistent with its past practices, (ii) in connection with changes resulting from any mathematical fluctuations or (iii) in connection with enforcing the eligibility criteria set forth in the Credit Agreement.

(b) The Agents agree that the $2,500,000 discretionary reserve imposed at the direction of the Borrowers shall be eliminated upon the Third Amendment Effective Date; provided that nothing contained herein shall limit the right of the Agents at the direction of the Term Loan Agent to establish the Term Loan Supplemental Reserve as directed by the Term Loan Agent and subject to Section 2.1.1(d) of the Credit Agreement.

(c) The Agents agree that unless and until an Event of Default occurs and is continuing, from and after the Third Amendment Effective Date through February 10, 2015, the Term Loan Discretionary Reserve shall be eliminated.

(d) The Agents agree that, solely as a one-time accommodation and solely with respect to the inventory appraisal expected to be delivered on or about June 6, 2014, the Agents agree that any potential adjustments to the calculations of Canadian Borrowing Capacity, US

Borrowing Capacity, and Term Loan Borrowing Capacity resulting from an aggregate combined decline in Appraised Inventory Liquidation Value and Appraised A/R Liquidation Value in excess of $5,000,000 (the “Large Value Adjustment”) shall be deferred to July 1, 2014; provided, that (i) the Large Value Adjustment shall only be implemented following prior written notice to the Borrowers of at least ten (10) Business Days and (ii) the foregoing agreement relates to adjustments for amounts in excess of $5,000,000, it being understood that no such deferral and no notice requirement shall be required or apply with respect to declinations in Appraised Inventory Liquidation Value and Appraised A/R Liquidation Value (on a aggregate combined basis) of less than and up to $5,000,000.

(e) The Montrovest LC shall remain in full force and effect until the payment in full in cash of the Obligations and the Term Loan Debt and the termination of all Commitments; provided that upon the consummation of a Recapitalization Transaction, the Agents will negotiate in good faith with Montrovest B.V. for either the termination and release of the Montrovest LC or the conversion of the Montrovest LC into an equity contribution to the Borrowers.

(f) The Loan Parties shall comply with each of the covenants set forth on Schedule III and attached hereto upon the terms and at the times provided for therein.

§4. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions (the “Third Amendment Effective Date”), in each case in a manner satisfactory in form, scope and substance to the Administrative Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Administrative Agent, the Canadian Agent and each of the Lenders and shall be in full force and effect.

(b) The Administrative Agent shall have received the Montrovest LC.

(c) The Administrative Agent shall have received a duly executed First Amendment to Second Amended and Restated Term Loan and Security Agreement (the “Term Loan Amendment”) dated as of the date hereof by and among the Loan Parties, the Term Loan Lenders, Pathlight Capital, LLC as Term Loan Agent and the “Co-Collateral Agents” (as defined therein).

(d) The Administrative Agent shall have received a duly executed Second Amendment to Amended and Restated Intercreditor Agreement dated as of the date hereof, by and among the Agents, the Term Loan Agent, the Co-Collateral Agents (as such term is defined in the Term Loan Agreement) and acknowledged by each Loan Party.

(e) The Administrative Agent shall have received a duly executed (i) Amendment to Amended and Restated Postponement and Subordination Agreement dated as of the date hereof, by and among Montrovest B.V., the Canadian Borrower, the Canadian Agent, and the Term Loan Agent and (ii) Amendment to Amended and Restated Management Subordination Agreement.

(f) The Borrowers shall have paid to the Administrative Agent, for the ratable benefit of the Lenders, a fee in the amount of 0.15% of the Commitments ($172,500) (the “Amendment Fee”), which Amendment Fee shall be fully earned, due and payable on the date of this Amendment.

(g) The Borrowers shall have paid all reasonable unpaid fees and expenses of the Administrative Agent’s counsel, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(h) The Agents shall have received such other items, documents, agreements, items or actions as the Agents may reasonably request in order to effectuate the transactions contemplated hereby.

(i) No Default or Event of Default shall have occurred and be continuing.

§5. Release. In order to induce the Administrative Agent, the Canadian Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (b) no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against any Loan Party’s obligations, indebtedness or liabilities to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender; and (c) each of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Administrative Agent’s, the Canadian Agent’s, the Co-Collateral Agents’, the Issuing Banks’ and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender to any Loan Party, except the obligations to be performed by the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender on or after the date hereof as expressly stated in this Amendment, the Credit Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Administrative Agent, the Canadian Agent, any Co-Collateral Agent, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§6. Miscellaneous Provisions.

(a) Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders under the Credit Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, under the Credit Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Credit Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Credit Agreement shall hereafter be read and construed together as a single document, and all references in the Credit Agreement, any other Loan Document or any agreement or instrument related to the Credit Agreement shall hereafter refer to the Credit Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(b) Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Credit Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Administrative Agent and the Canadian Agent, as applicable, incurred in connection with this Amendment.

(c) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, NEW YORK GENERAL OBLIGATIONS LAW SECTIONS 5-1401 AND 5-1402 (BUT GIVING EFFECT TO FEDERAL LAWS RELATING TO NATIONAL BANKS).

(d) EACH LOAN PARTY PARTY HERETO HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN OR WITH JURISDICTION OVER THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY STATE COURT OF THE STATE OF NEW YORK SITTING IN THE COUNTY OF MANHATTAN, IN ANY PROCEEDING OR DISPUTE RELATING IN ANY WAY TO ANY LOAN DOCUMENTS, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE BROUGHT BY IT SOLELY IN ANY SUCH COURT. EACH LOAN PARTY PARTY HERETO IRREVOCABLY WAIVES ALL CLAIMS, OBJECTIONS AND DEFENSES THAT IT MAY HAVE REGARDING SUCH COURT’S PERSONAL OR SUBJECT MATTER JURISDICTION, VENUE OR INCONVENIENT FORUM. Nothing herein shall limit the right of any Agent or any Lender to bring proceedings against any Loan Party in any other court. Nothing in this Amendment shall be deemed to preclude enforcement by any Agent of any judgment or order obtained in any forum or jurisdiction.

(e) This Amendment may be executed in any number of counterparts, and all such counterparts shall together constitute but one instrument. In making proof of this Amendment it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. Delivery of a signature page hereto by electronic transmission shall constitute the delivery of an original signature page hereof.

[Remainder of Page Intentionally Left Blank]

[Signature Pages follow]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT: MAYOR’S JEWELERS, INC.

By:	/s/ Jean-Christophe Bédos
	Name:	Jean-Christophe Bédos
	Title:	President and CEO

CANADIAN BORROWER: BIRKS GROUP INC. GROUPE BIRKS INC. (formerly known as Birks & Mayors Inc.)

By:	/s/ Lorenzo Rossi di Montelera
	Name:	Dr. Lorenzo Rossi di Montelera
	Title:	Chairman of the Board of Directors

By:	/s/ Jean-Christophe Bédos
	Name:	Jean-Christophe Bédos
	Title:	President and CEO

[SIGNATURE PAGE TO THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

GUARANTORS: MAYOR’S JEWELERS OF FLORIDA, INC. JBM RETAIL COMPANY, INC. JBM VENTURE CO., INC. MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY

By:	/s/Jean-Christophe Bédos
	Name:	Jean-Christophe Bédos
	Title:	President and CEO

CASH, GOLD & SILVER INC. – OR ET ARGENT, COMPTANT INC. CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)

By:	/s/ Jean-Christophe Bédos
	Name:	Jean-Christophe Bédos
	Title:	President

[SIGNATURE PAGE TO THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

ADMINISTRATIVE AGENT: BANK OF AMERICA, N.A.

By:	/s/ Joseph Becker
	Name:	Joseph Becker
	Title:	Managing Director

[SIGNATURE PAGE TO THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

CANADIAN AGENT: BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/Sylwia Durkiewicz
	Name:	Sylwia Durkiewicz
	Title:	Vice President

[SIGNATURE PAGE TO THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

US LENDERS: BANK OF AMERICA, N.A.

By:	/s/ Joseph Becker
	Name:	Joseph Becker
	Title:	Managing Director

[SIGNATURE PAGE TO THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

US LENDERS: WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Ian Maccubbin
	Name:	Ian Maccubbin
	Title:	Assistant Vice President

[SIGNATURE PAGE TO THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

US LENDERS: BANK OF MONTREAL CHICAGO BRANCH

By:	/s/ Randon Gardley
	Name:	Randon Gardley
	Title:	Vice President

[SIGNATURE PAGE TO THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS: BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Sylwia Durkiewicz
	Name:	Sylwia Durkiewicz
	Title:	Vice President

[SIGNATURE PAGE TO THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS: WELLS FARGO FOOTHILL CANADA ULC

By:	/s/ Domenic Cosentino
	Name:	Domenic Cosentino
	Title:	Vice President

[SIGNATURE PAGE TO THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS: BANK OF MONTREAL

By:	/s/ L.M. Junio Del Brocco
	Name:	L.M. Junior Del Brocco
	Title:	Senior Manager

[SIGNATURE PAGE TO THIRD AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

Schedule III

Required Milestones.

The Borrowers and/or the Guarantors shall or shall cause each of the following to occur (each, a “Required Milestone”), on or prior to the dates set forth below (it being agreed that time is of the essence):

(a) on or before June 20, 2014, the Borrowers shall deliver to the Agents an initial Compliance Certificate in accordance with Section 10.1.23(b) of the Credit Agreement which shall be in form and substance acceptable to the Agents;

(b) on or before June 27, 2014, the Borrowers shall deliver to the Agents an operational restructuring plan (the “Restructuring Plan”) prepared by the Borrowers with the assistance of Richter Advisory Group Inc. that is acceptable to the Agents and the Lenders;

(c) on or before August 30, 2014, the Borrowers shall engage a corporate financial consultant, acceptable to the Agents and the Lenders, to advise and assist with the Recapitalization Transaction;

(d) on or before December 1, 2014, the Borrowers shall deliver a draft commitment letter for the Recapitalization Transaction acceptable to the Agents and the Lenders;

(e) on or before December 15, 2014, the Borrowers shall deliver a board approved and executed commitment letter for the Recapitalization Transaction acceptable to the Agents and the Lenders; and

(f) on or before February 10, 2015, the Borrowers shall close the Recapitalization Transaction.

provided, that upon the failure of the Borrowers and/or the Guarantors to comply with the foregoing Required Milestones as and when due, an additional reserve in the sum of up to $5,000,000 (the “Schedule III Reserve”) may be established by the Agents until such failure is cured. Any such failure shall not constitute an Event of Default.

Exhibit D

FORM OF COMPLIANCE CERTIFICATE

(See attached.)

Exhibit D

FORM OF COMPLIANCE CERTIFICATE

[                     , 20    ]

To:	Bank of America, N.A., as Administrative Agent
Bank of America, N.A. (acting through its Canada branch), as Canadian Agent
Each of the Lenders
c/o Bank of America, N.A., as Administrative Agent
100 Federal Street
Boston, Massachusetts 02110
Attention: Rick Hill or Roger Malouf

Re:	Compliance Certificate for the Period Ended [ ]

Ladies and Gentlemen:

Reference is made to the Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 8, 2011 (as amended, restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), by and among Mayor’s Jewelers, Inc., a Delaware corporation and Birks Group Inc. – Groupe Birks Inc. (formerly known as Birks & Mayors Inc.), a Canadian corporation (collectively, the “Borrowers”), the Subsidiaries of the Borrowers parties thereto, the Lenders parties thereto, Bank of America, N.A., a national banking association, as Administrative Agent for itself and the Lenders, Bank of America, N.A. (acting through its Canada branch), a national banking association, as Canadian Agent (together with the Administrative Agent, the “Agents”) for itself and the Lenders and Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Collateral Agents.

The undersigned Senior Officer of Borrower Agent hereby certifies as of the date hereof that he/she is the                                                       of the Borrower Agent, and that, as such, he/she is authorized to execute and deliver this Compliance Certificate to the Administrative Agent on the behalf of the Borrowers, and that:

[PART I – FOR ALL COMPLIANCE CERTIFICATES OTHER

THAN FOR THE WEEKLY BUDGET COMPLIANCE

CERTIFICATE]

[Use following paragraphs for Fiscal Year-end unaudited financial statements]

1. [Attached hereto as Schedule [    ]] [As part of the financial statements delivered electronically and included in materials otherwise filed with the Securities and Exchange Commission on                      ,             ] are true, correct and complete copies of the Fiscal Year-end unaudited financial statements required by Section 10.1.2(a) of the Credit Agreement for the Fiscal Year of Borrowers and their Subsidiaries ended as of the above date, including unaudited consolidated balance sheet of the Borrowers and their Subsidiaries as at the end of such Fiscal Year, and the related consolidated statement of income, shareholder’s equity, cash flows and same store sales performance metrics of the Borrowers and their Subsidiaries for such Fiscal Year, all in reasonable detail and, other than with respect to such same store sales performance metrics, prepared in accordance with GAAP (except for the absence of footnotes, normal recording year-end adjustments, and consolidation and elimination entries and intercompany charges) and in each case shall set forth in comparative form corresponding figures for the preceding Fiscal Year and the most recent projections provided pursuant to Section 10.1.2(g).

Attached hereto as Schedule [    ] are copies of any detailed audit reports or management letters submitted to the board of directors (or the audit committee of the board of directors) of any Loan Party by independent accountants in connection with the accounts or books of any Loan Party or any Subsidiary, or any audit of any of them, delivered in connection with Section 10.1.2(e) of the Credit Agreement.

[Use following paragraphs for Fiscal Year-end audited financial statements]

1.(a) [Attached hereto as Schedule [    ]] [As part of the financial statements delivered electronically and included in materials otherwise filed with the Securities and Exchange Commission on                      ,             ] are true, correct and complete copies of the Fiscal Year-end audited financial statements required by Section 10.1.2(a) of the Credit Agreement for the Fiscal Year of Borrowers and their Subsidiaries ended as of the above date, including (i) the consolidated balance sheet of the Borrowers and their Subsidiaries as at the end of such Fiscal Year and (ii) the related consolidated statement of income, shareholder’s equity and cash flows of the Borrowers and their Subsidiaries for such Fiscal Year, which consolidated financial statements shall be audited and certified (without qualification as to scope, “going concern” or similar items) by a firm of independent certified public accountants of recognized standing selected by the Borrowers and acceptable to the Administrative Agent (it being acknowledged that KPMG LLP shall be acceptable to the Administrative Agent), and sets forth in comparative form corresponding figures for the preceding Fiscal Year and the most recent projections provided pursuant to Section 10.1.2(g).

(b) Attached hereto as Schedule [    ] are copies of any detailed audit reports or management letters submitted to the board of directors (or the audit committee of the board of directors) of any Loan Party by independent accountants in connection with the accounts or books of any Loan Party or any Subsidiary, or any audit of any of them, delivered in accordance with Section 10.1.2(e) of the Credit Agreement.

[Use following paragraphs for Fiscal Quarter-end financial statements]

1.(a) [Attached hereto as Schedule [    ]] [As part of the financial statements delivered electronically and included in materials otherwise filed with the Securities and Exchange Commission on                      ,             ] are true, correct and complete copies of the unaudited financial statements required by Section 10.1.2(b) of the Credit Agreement for the

Fiscal Quarter of the Borrowers ended as of the above date, including unaudited balance sheets as of the end of such Fiscal Quarter and the related statements of income and cash flows and same store sales performance metrics for such Fiscal Quarter and for the portion of the Fiscal Year then elapsed, on a consolidated basis for the Borrowers and their Subsidiaries, setting forth in comparative form corresponding figures for the preceding Fiscal Year and the most recent projections provided pursuant to Section 10.1.2(g), all in reasonable detail in accordance with GAAP (other than with respect to such same store sales performance metrics) and fairly presenting the financial position and results of operations for such Fiscal Quarter and period, subject to normal year-end adjustments.

(b) Except as set forth on Schedule [    ], the undersigned represents and warrants that there has been no change in any information contained in the information certificate most recently delivered to the Administrative Agent, delivered on the Closing Date or such later date in accordance with Section 10.1.2(f) of the Credit Agreement.

(c) Attached hereto as Schedule [    ] is a true, correct and complete updated Schedule 8.5.1 to the Credit Agreement, setting forth a listing of stores, offices, and places of business of the Loan Parties and locations of the Loan Parties where all tangible items of Collateral (other than Inventory in transit and certificated securities) are located, which clearly identifies any new locations since the delivery of the last such update to Schedule 8.5.1 to the Credit Agreement, delivered in accordance with Sections 8.5.1 and 10.1.2(h) of the Credit Agreement.

(d) Attached hereto as Schedule [    ] is a true correct and complete list of all arrangements to which any Loan Party is a party with respect to the payment to any Loan Party of the proceeds of credit card charges for sale by such Loan Party, delivered in accordance with Section 7.2.3 of the Credit Agreement.

[Use following paragraph for fiscal month-end financial statements]

1. Attached hereto as Schedule [    ] are true, correct and complete copies of the unaudited balance sheets as of the end of such month and the related statements of income and cash flows and same store sales performance metrics for such month and for the portion of the Fiscal Year then elapsed, on a consolidated basis for the Borrowers and their Subsidiaries, setting forth in comparative form corresponding figures for the preceding Fiscal Year and the most recent projections provided pursuant to Section 10.1.2(g) as prepared in accordance with GAAP (other than such same store performance metrics) and fairly presenting the financial position and results of operations for such month and period, subject to normal year-end adjustments.

[Use following paragraph for projections pursuant to Section 10.1.2(g)]

[    ]. Attached hereto as Schedule [    ] are true, correct and complete [draft] [final] projections of the Loan Parties’ consolidated balance sheets, results of operations, cash flow, budgets and availability under the credit facilities required by Section 10.1.2(g).

[Use following paragraph pursuant to Section 10.1.2(l) – within 15 days after the end of each calendar month]

[    ]. The undersigned represents and warrants that (i) all rent payments of the Borrowers and their Subsidiaries have been made, (ii) no lease defaults exist for such period, (iii) the amount of outstanding consignment accounts payable for such calendar month and the book value determined in accordance with GAAP of Inventory held on a consignment basis is set forth on Schedule [    ] attached hereto and (iv) the long-term debt of the Borrowers and their Subsidiaries as of the end of such calendar month is described on Schedule [    ] attached hereto.

[    ]. The undersigned has reviewed and is familiar with the terms of the Credit Agreement and has made, or has caused to be made under his/her supervision, a detailed review of the transactions and condition (financial or otherwise) of the Borrowers during the accounting period covered by such financial statements.

[    ]. A review of the activities of the Borrowers during such fiscal period has been made under the supervision of the undersigned with a view to determining whether during such fiscal period the Borrowers performed and observed all their Obligations under the Loan Documents, and

[select one:]

[[    ]. To the best knowledge of the undersigned, during such fiscal period the Borrowers performed and observed each covenant and condition of the Loan Documents applicable to it, and no Default has occurred and is continuing.]

--or--

[[    ]. To the best knowledge of the undersigned, the following covenants or conditions have not been performed or observed and the following is a list of each such Default and its nature and status:]

[    ]. The representations and warranties of each Loan Party contained in Section 9 of the Credit Agreement and all representations and warranties of any Loan Party that are contained in any document furnished at any time under or in connection with the Loan Documents, are true and correct on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, and except that for purposes of this Compliance Certificate, the representations and warranties contained in Section 9.1.8 of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to clauses (a), (b), (c) and (g), as applicable, of Section 10.1.2 of the Credit Agreement, including the statements in connection with which this Compliance Certificate is delivered.

[    ]. The financial analyses and information set forth on Schedule 1 attached hereto are true and accurate on and as of the date of this Compliance Certificate.

Except as otherwise specified in this Compliance Certificate, the capitalized terms used herein shall have the meanings ascribed to such terms in the Credit Agreement.

[PART II – FOR WEEKLY BUDGET COMPLIANCE

CERTIFICATE]

1. Attached hereto as Schedule [    ] is a true, correct and complete copy of the Approved Budget required by Section 10.1.23(a) of the Credit Agreement depicting, on a weekly basis, the budgeted cash revenues, receipts, expenses and disbursements and other information for the thirteen (13) week period ending as of [    ].

2. Attached hereto as Schedule [    ] is an Approved Budget Variance Report, prepared by the Borrowers as of the last day of the [Prior Week][Cumulative Four Week Period].

[If before the Second Contribution is made:]

3. The undersigned represents and warrants that (i) the Actual Cash Receipts for the most recent Cumulative Four Week Period are not less than 90% of the Budgeted Cash Receipts for such Cumulative Four Week Period and (ii) the Actual Disbursement Amounts for such Cumulative Four Week Period do not exceed 110% of the Budgeted Disbursement Amounts for such Cumulative Four Week Period.

[If after the Second Contribution is made:]

3. The undersigned represents and warrants that (i) Actual Cash Receipts for the most recent Cumulative Four Week Period are not less than 87.5% of the Budgeted Cash Receipts for such Cumulative Four Week Period and (ii) the Actual Disbursement Amounts for such Cumulative Four Week Period do not exceed 112.5% of the Budgeted Disbursement Amounts for such Cumulative Four Week Period.

[select one:]

[[    ]. To the best knowledge of the undersigned, during such period the Borrowers performed and observed each covenant and condition of the Loan Documents applicable to it, and no Default has occurred and is continuing.]

--or--

[[    ]. To the best knowledge of the undersigned, the following covenants or conditions have not been performed or observed and the following is a list of each such Default, its nature and status, and any corrective action taken or proposed to be taken with respect thereto.]

5. The representations and warranties of each Loan Party contained in Section 9 of the Credit Agreement and all representations and warranties of any Loan Party that are contained in any document furnished at any time under or in connection with the Loan Documents, are true and correct on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date.

Except as otherwise specified in this Compliance Certificate, the capitalized terms used herein shall have the meanings ascribed to such terms in the Credit Agreement.

[Signature pages to follow:]

IN WITNESS WHEREOF, each of the undersigned has duly completed this Compliance Certificate as of the date first above written.

MAYOR’S JEWELERS, INC., as Borrower Agent

By:
Name:
Title:

For the Fiscal Quarter ended                                     ,          (“Statement Date”)

SCHEDULE 1

to the Compliance Certificate

($ in 000’s)

I.	Interest Coverage Ratio

	A.	Consolidated EBITDA for the period of four consecutive Fiscal Quarters ending on above date (“Subject Period”):

		1.	Consolidated Net Income for Subject Period:	$

		2.	Depreciation expenses for Subject Period:	$

		3.	Amortization expenses for Subject Period:	$

		4.	Income tax expenses for Subject Period:	$

		5.	Consolidated Total Interest Expense for Subject Period:	$

		6.	Non-cash charges for Subject Period:	$

		7.	Consolidated EBITDA (Lines I.A.1 + 2 + 3 + 4 + 5 + 6):	$

	B.	Interest Coverage Ratio (Line I.A.7 ÷ Line I.A.5):			:1.00